Mail Stop 4561

February 7, 2008

VIA USMAIL and FAX (805) 557 - 2699

Mr. Lewis R. Belote, III
Chief Financial Officer
Move, Inc.
30700 Russell Ranch Road
Westlake Village, California 91362

      Re: Move, Inc.
              Form 10-K for the year ended 12/31/2006
              Filed on 3/5/2007
              File No. 001-32365

Dear Mr. Lewis R. Belote III:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Linda Van Doorn
                      Senior Assistant Chief Accountant